Mail Stop 3561

February 23, 2006

Buddy Young, President
Futura Pictures, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California   91316

     RE:  Futura Pictures, Inc. ("the company")
             Amendment No. 4 to Registration Statement on
             Form SB-2
             Filed February 9, 2006
             File No.  333-123611

Dear Mr. Young:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Plan of Operation, page 12

As previously requested in our comment #3 of the staff`s letter dated
January 6, 2006, please provide disclosure of specific activities the company plans to undertake according to the level of proceeds it receives from the offering if less than $300,000 . Presently, you say "[I]f we are unable to raise at least $300,000... our activities will consist of our scaling back our planned operations..."
Please
revise accordingly.


Buddy Young
Futura Pictures, Inc.
February 23, 2006
Page 2

Likewise, please disclose the specific activities the company will undertake at various levels of proceeds if it receives between $300,000 and $600,000. Your disclosure in paragraph three, with the activities identified in items (a) through (i) should be revised to be more specific as to what the company will do at the $400,000 level, $500,000 level, etc.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.


Sincerely,





John Reynolds

Assistant Director




cc:  L. Stephen Albright, Esq.
        Via fax  (818) 784-0205